February 6, 2015

Ms. Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Prudential Retirement Security Annuity VI

Pre-effective Amendment #1 to Registration Statement on Form N-4

File Number 333-199286

Dear Ms. Samuel:

We file herewith pre-effective amendment #1 to the above referenced registration statement. This pre-effective amendment responds to the comments you provided by letter dated December 9, 2014, and makes certain other non-material changes.

Your comments, and our responses thereto, appear below.

1. Fee Tables (Page 4)

The maximum charge for the Step-Up benefit and the Spousal Benefit (if any) should be reflected in the table.

RESPONSE:

As discussed in Section 5 of the prospectus, the Income Base under the Prudential IncomeFlex Target Benefit will increase by the effect of the Step-Up Amount automatically, unless we increase the charge for the Benefit. If we increase the charge and the participant becomes eligible for a Step-Up, then the participant must choose whether or not to accept the increased charge. If the participant accepts the increased charge, then the Income Base will increase by the amount of the Step-Up Amount and the higher charge will apply to the entire Contract Value. In no event, however, can the increased fee be more than the contractual maximum fee, which is equal to 1.50% annually (as a percentage of the average daily net assets of the Sub-accounts). This contractual maximum also applies to the Spousal Benefit. In the fee table, we have added disclosure stating that the 1.50% maximum charge applies whether or not the participant has the Spousal benefit and/or whether or not the participant has a Step-Up of the Income Base under IncomeFlex Target.

2. Example (Page 6)

Please reflect in the example the maximum Step-Up charge as well as the maximum charge for the IncomeFlex Target Benefit and the Spousal Benefit (if any).

RESPONSE:

The 1.50% maximum charge applies whether or not the participant has the Spousal benefit and/or whether or not the participant has a Step-Up of the Income Base under IncomeFlex Target. Moreover, note that there is no additional charge for the Spousal Benefit. Rather, if the Spousal benefit is elected, the participant will simply have a lesser Annual Guaranteed Withdrawal Amount (based on a lower set of Guaranteed Withdrawal Percentages). We have revised the Expense Examples to state that the examples assume that such maximum charge is imposed. Thus, the expense numbers depicted assume that the maximum charge for IncomeFlex Target applies.

3. Financial Statements (Page 7)

(a) Please note that if this filing is to become effective after December 31, 2014 and for the first 90 days thereafter, third-quarter interim financials or audited/unaudited 2014 year-end financials for the separate account and the depositor must be included. If there are audited financials, those must be included together with appropriate consents.

(b) Please revise the language as to when accumulation unit values will be provided since this appears to be a new contract.

RESPONSE: The 2014 financial statements for the separate account and the depositor will be included in a subsequent filing. We have revised the language regarding accumulation unit values.

4. What Investment Option Can I Choose? (Page 9)

Please clearly state that there is only one investment option.

RESPONSE: We have revised this section of the prospectus accordingly.

5. Section 6 (Page 10)

Please state the length of the temporary suspension period for additional Purchase Payments following an Excess Withdrawal or withdrawal before the Lock-In Date. Also, state the period before the Lock-In Date during which a withdrawal will result in the suspension period mentioned in this section.

RESPONSE: We may suspend a participant’s ability to make additional Purchase Payments during the time period that begins with either of the following: (a) the date of an Excess Withdrawal or (b) any withdrawal before the Lock-In Date. The length of the suspension period is at our discretion. However, in applying any such suspension, we will not discriminate unfairly against any Participant. Nor will the length of any suspension exceed 90 days. We have revised the disclosure accordingly.

6. Substitution (Page 17)

Please indicate that the option you will make available will have substantially similar investment objectives.

RESPONSE: We have added disclosure, stating that any substituted fund will have substantially similar investment objectives to those of the Vanguard Balanced Index Fund.

7. Annual Guaranteed Withdrawal Amount (Page 23)

Please revise the second and third paragraphs in this section to more clearly describe when the Income Base would have no value. In this regard, please include the minimum Income Base necessary to lock in Guaranteed Withdrawal Amounts for a single life and the Spousal Benefit in each age band noted in the chart provided.

RESPONSE: We have revised the disclosure accordingly. In addition, we have revised the table to depict the minimum Income Base necessary to lock in Guaranteed Withdrawal Amounts for a single life and the Spousal Benefit in each age band.

8. Withdrawal Under the Prudential IncomeFlex Target Benefit (Page 27)

Please clearly state when the Spousal Benefit may be elected.

RESPONSE: We have added disclosure, stating that the Participant makes an irrevocable choice whether or not to elect the Spousal Benefit at the Lock-In Date.

9. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: we will include financial statements for the Depositor and the Registrant in pre-effective amendment #2, along with acceleration requests.

PRIAC and PRIAC Variable Contract Account A acknowledge that:

—    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—    the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

—    the staff’s comments, the Registrant’s changes to the disclosure in response to the staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from this responsibility; and

—    the Registrant may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this filing.

Sincerely,

/s/ C. Christopher Sprague, Esq.

C. Christopher Sprague, Esq.

Vice President and Corporate Counsel

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